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                               July 11, 2022

       Michael Doniger
       Chief Executive Officer and Chairman of the Board
       SCVX Corp.
       1220 L St NW, Suite 100-397
       Washington, DC 20005

                                                        Re: SCVX Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 27, 2022
                                                            File No. 001-39190

       Dear Mr. Doniger:

              We have limited our review of your filing to those issues addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Questions and Answers About the Extraordinary General Meeting, page 4

   1. Please highlight that you are asking shareholders to vote on extending the time to consummate a business
combination to a total of 39 months since the initial public offering. Discuss
whether a time period of 39 months is typical for a SPAC, and compare it to the 18-month time
period for a blank check company under Securities Act Rule 419.
                                                        Discuss why you are
seeking an additional extension of nine months versus a shorter time period.
       How do the Company insiders intend to vote their shares?, page 6

   2.                                                   You indicate that
our Sponsor, directors, officers, advisors or any of their affiliates may purchase public shares
in privately negotiated transactions or in the open market either
                                                        [sic] prior to the
Extraordinary General Meeting.    You further indicate that    [a]ny such
                                                        privately negotiated
purchases may be effected at purchase prices that are below or in
 Michael Doniger
FirstName  LastNameMichael Doniger
SCVX Corp.
Comapany
July       NameSCVX Corp.
     11, 2022
July 11,
Page  2 2022 Page 2
FirstName LastName
         excess of the per-share pro rata portion of the Trust Account.
Please tell us how such
         purchases are consistent with the requirements of Rule 14e-5 under the Exchange Act. For guidance, refer to Tender Offer Compliance and Disclosure Interpretation 166.01.
What vote is required to adopt the Extension Proposal?, page 7

3. Please disclose the number of public shares needed to approve the Extension Proposal if all shares are voted and if only the minimum number of shares representing a quorum are voted, taking into account that the Sponsor and current directors and officers intend to vote their shares in favor of the Extension Proposal.
What interests do the Company's Sponsor, directors and officers have in the approval of the proposals?, page 11

4. Please highlight that the Sponsor, directors and officers will benefit from the Extension
         Proposal and the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also clarify that the Sponsor, directors and officers can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in a post-business combination company.
5. Please quantify the amount paid and current value of the founder shares and warrants held by the Sponsor, directors and officers and clarify that these shares and warrants will expire worthless if the proposals are not approved.
Proposal 1 - The Extension Proposal, page 16

6.       Discuss in detail the company   s efforts to identify, evaluate and
complete a business
         combination during the initial 24-month period and during the first extension period. Also discuss material events such as your delisting from the NYSE and inability to list on the
         NYSE American.
7.       You indicate that the current extension proposal is being sought    in
connection with a
         proposed business combination regarding which we are currently in
discussion    and that
            we are currently in advanced negotiations for an initial business combination involving
         the Target.    Please discuss these negotiations in more detail and
provide any updates.
8. Please discuss the potential difficulty of finding a target with only approximately $38
         million left in the trust account and the company   s shares being
traded on the OTC Pink,
         as well as the potential difficulty of obtaining an initial listing on an exchange following consummation of a business combination.
Interests of our Sponsor, Directors and Officers, page 21

9. Please revise your disclosure to quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket
 Michael Doniger
SCVX Corp.
July 11, 2022
Page 3
      expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
      similar disclosure for the company   s officers and directors.
General

10. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the
      United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Doniger
                                                           Division of
Corporation Finance
Comapany NameSCVX Corp.
                                                           Office of Technology
July 11, 2022 Page 3
cc:       Danielle Scalzo, Esq.
FirstName LastName